[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulf Coast Ultra Deep Royalty Trust
Registration Statement on Form S-4
Filed December 28, 2012
File No. 333-185742

Dear Mr. Schwall:

On behalf of Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated January 25, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, McMoRan Exploration Co. (“MMR”), Evercore Group L.L.C. (“Evercore”), Plains Exploration & Production Company (“PXP”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-185742) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version filed on December 28, 2012. MMR is providing, under separate cover, supplemental information responsive to comment 52, for which, due to its highly sensitive and confidential commercial and financial nature, MMR is requesting confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F. R. § 200.83(c).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.

Registration Statement on Form S-4

General

1.	We note your disclosure that the Royalty Trust was created pursuant to a trust agreement entered into on December 18, 2012 between FCX, as depositor, Wilmington Trust, National Association, as Delaware trustee, and certain officers of FCX, as regular trustees. Furthermore, we note that FCX agreed to cause MMR to convey the subject interests to the Royalty Trust. As a result, it appears that FCX and MMR would be deemed to be co-issuers in this offering. See Securities Act Section 2(a)(4). Please revise the filing to reflect the status of FCX and MMR as co-issuers.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Response: The Royalty Trust respectfully submits that neither FCX nor MMR should be characterized as co-issuers in the offering under existing Commission rules. In addition, the Royalty Trust does not believe that adding either or both of FCX or MMR as co-issuers in the offering would be beneficial to MMR stockholders or otherwise to the investing public.

First, the offering of the royalty trust units to MMR stockholders in connection with the proposed acquisition of MMR by FCX is significantly different from a traditional registration and offering of royalty trust units by a sponsor or promoter. Typically, offerings of royalty trust units are made by a sponsor or promoter for the purpose of raising capital and/or establishing a new publicly traded vehicle which will hold a portion of the sponsor’s assets (or an interest in such assets). In such offerings, the sponsor is typically the historical owner or operator of the assets, and will continue to operate the assets on behalf of the trust following the offering, making information about the sponsor relevant to potential investors due to the assumption that post-offering operations will be similar to pre-offering operations. In addition, typical offerings of royalty trust units are made in the context of a newly formed entity which would otherwise be subject only to limited disclosure requirements in a Form S-1 registration statement due to lack of an operating history. In such circumstances, requiring that the sponsor of the royalty trust be characterized as a co-issuer may be the only way to ensure that meaningful disclosure is included in the registration statement regarding the assets of the primary issuer and their historical operations.

Neither of these circumstances is applicable to the registration of the royalty trust units to be issued to MMR stockholders as a portion of the merger consideration in connection with the merger. Each eligible recipient of the royalty trust units is a current stockholder of MMR and therefore already an indirect partial owner of the assets to be conveyed into the Royalty Trust. The ownership interest would essentially be retained by its current owners through the acquisition of royalty trust units, albeit in a different form.

A review of the Commission’s historical statements regarding the classification of issuers in royalty trust offerings, in particular the “SEC Statement in Compilation of Rules, Regulations, Forms and Opinions Applicable to Oil and Gas Interests” (July 1, 1935), does not change this conclusion. The Commission’s view that a sponsor that “creates fractional interests [in oil and gas assets] for the purpose of public offering” is not implicated here, as the purpose of the creation of the overriding royalty is not for a public offering. In contrast, the royalty trust units here are being offered only to the current indirect owners of the assets, to permit them to retain their ongoing interest in a portion of MMR’s business. FCX will not take ownership of the portion of the royalty interest which is being conveyed into the Royalty Trust prior to such conveyance, and has no historical or operational relationship with the assets; the overriding royalty will remain where it sits currently, with MMR shareholders.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

The animating concerns of the Securities Act of 1933 (the “33 Act”) are similarly not implicated. Because disclosures in connection with a merger are heavily regulated in the absence of this requirement, because the particular structure of the transaction does not lend itself to any sort of promotional “scheme,” because no cash will be expended by investors, and because all the parties involved (other than the Royalty Trust) are existing well-known seasoned issuers about whom substantial information is independently available, there is little risk that a structure of this type could be used to entice investors to make an investment decision without sufficient information or to raise capital for improperly disclosed purposes. In fact, there is no significant information about either of MMR or FCX that is not currently available to investors that would be provided if they were required to be added as issuers of the royalty trust units.

MMR, the historical owner and operator of the assets, is currently an SEC reporting issuer, and its stockholders already have access to substantially all of the information regarding MMR that would be required to be included in the Form S-4. Furthermore, the relevant offering document, a Registration Statement on Form S-4, also serves as a proxy for a special meeting of the stockholders of MMR and therefore is required to include extensive information regarding MMR even if it is not characterized as a co-issuer. In particular, as evidenced by comments 75 and 76 in the Staff’s letter of January 25, 2013 and the resulting additions to Amendment No. 1, the Form S-4 will include detailed disclosure regarding the acreage, wells and drilling activities conducted on the subject interests without any need to add either MMR or FCX as a co-issuer.

Unlike in a typical royalty trust offering, FCX has no historical relationship with the assets, no portion of FCX’s current business relates to the operation of oil and gas assets in any form, and none of FCX’s pre-merger assets will be available under any circumstances to fund any royalty payments to be made with respect to the royalty trust units. For these reasons, the Royalty Trust believes that including information regarding FCX’s current business, all of which relates to mining operations, would not be informative to MMR stockholders when making their investment decision with respect to the royalty trust units, and could potentially be misleading by giving the impression that FCX’s mining business could be available for the benefit of the royalty trust units. However, if the Staff believes that such information would be beneficial to MMR stockholders, FCX has indicated that it would be willing to add additional disclosure regarding its business to the Form S-4 without the requirement that it be characterized as an issuer of the royalty trust units.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Due to the unique circumstances of the offering, there is little risk of setting a precedent which would require the Commission to depart from its existing practices on this question with respect to more typical offerings of royalty trust units for cash. The most recent transaction with a similar fact pattern that the Royalty Trust is aware of occurred in 2002, in Newfield Exploration Company’s acquisition of EEX Corporation. This question was not squarely implicated in the EEX acquisition, as Newfield was required to be an issuer on the related registration statement because Newfield securities were also being offered to EEX stockholders. Furthermore, Newfield already had a history of operating oil and gas assets at the time of the EEX acquisition, and so presentation of its historical information would have arguably been more relevant to EEX stockholders than a similar presentation of FCX’s historical information would be.

For the reasons set forth above, the Royalty Trust respectfully submits that it believes that neither FCX nor MMR is required to be added as an issuer of the royalty trust units with respect to Amendment No. 1.

2.	In each location in the proxy statement/prospectus where you discuss the merger consideration and specifically reference the royalty units to be issued in the proposed merger, clearly state that there is no production on the properties held through the Royalty Trust and there are no reserves classified as proved, probable or possible associated with the subject interests or the Royalty Trust units.

Response: In response to the Staff’s comment, the disclosure in the letter to stockholders and on pages vii, 1, 19 and 95 of Amendment No. 1 has been revised.

Letter to Shareholders

3.	We note your disclosure in the letter to shareholders that you expect the Royalty Trust units to be traded on a nationally recognized securities exchange. We also note your disclosure at page 7 that it is a condition to closing that the Royalty Trust units have been authorized for listing on the New York Stock Exchange or NASDAQ. Please disclose this in the letter to shareholders. In addition, please include updated disclosure, and advise us regarding the status of your application to list on the New York Stock Exchange or NASDAQ.

Response: We advise the Staff that MMR and FCX are in the process of working to ensure the listing of the royalty trust units on either the New York Stock Exchange or NASDAQ. Discussions between MMR, FCX and the exchanges are ongoing. In the event that the royalty trust units cannot be listed on either exchange prior to closing of the transaction, MMR and FCX presently intend to cooperate in good faith to waive the closing condition and ensure that the royalty trust units are quoted on the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board. In response to the Staff’s comment, the disclosure in the letter to the stockholders of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

4.	Please disclose in the letter to shareholders, or provide a cross-reference to the disclosure in the proxy statement/prospectus to, the interests of MMR officers and directors in the merger.

Response: In response to the Staff’s comment, the disclosure in the letter to stockholders in Amendment No. 1 has been revised.

Questions and Answers About the MMR Special Meeting, page ii

5.	Please revise to clarify in this section the practical effect of the proposed amendment to the certificate of incorporation of MMR to exclude FCX from the definition of “Interested Stockholder.”

Response: In response to the Staff’s comment, the disclosure on page iv of Amendment No. 1 has been revised.

6.	We note the description of the royalty interests on page 112. However, the concept of an “overriding interest” should be briefly and clearly explained in this section or in the Summary that follows.

Response: In response to the Staff’s comment, the disclosure on pages vi and 126 of Amendment No. 1 has been revised.

What consideration will MMR stockholders receive if the merger is completed…, page vi

7.	We note your references to the “gross royalty interest.” Please revise to clarify what items will be deducted in determining the net interest to the unit holders.

Response: In response to the Staff’s comment, the disclosure on page 127 of Amendment No. 1 has been revised.

8.	Please revise to disclose in this section the material terms regarding the duration of the Royalty Trust, and disclose the material terms regarding FCX’s call option.

Response: In response to the Staff’s comment, the disclosure on pages vi through vii of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

9.	Please revise to clarify in this section whether Royalty Trust units will be distributed to FCX, PXP or their affiliates in connection with this transaction. Please also identify any significant unit holders in the Royalty Trust immediately after the merger.

Response: In response to the Staff’s comment, the disclosure on page vii of Amendment No. 1 has been revised.

Summary, page 1

10.	For investor clarity, please include a chart that identifies each officer or director of MMR that also serves as an officer or director of FCX or PXP, and that identifies the role(s) of such individual at each such company.

Response: In response to the Staff’s comment, the disclosure on page 8 of Amendment No. 1 has been revised.

Interests of MMR Directors and Executive Officers in the Merger, page 3

11.	Expand to address the potential conflicts of interests faced by other filing persons and their affiliates as a result of their relationships with and ownership in MMR. Consider adding a separate summary section to address and describe or expand this section to do so.

Response: In response to the Staff’s comment, the disclosure on pages 4 and 39 and 40 of Amendment No. 1 has been revised.

12.	We note your disclosure that all outstanding options and restricted stock units held by non-employee directors of MMR will vest in connection with the completion of the merger. Please revise to quantify such benefit for each such non-employee director, and note which such directors served on the MMR special committee.

Response: In response to the Staff’s comment, the disclosure on pages 3 and 62 through 64 of Amendment No. 1 has been revised.

13.	We note your disclosure that certain MMR directors own significant amounts of MMR common stock. Please revise to quantify for each such director the consideration that he will receive in connection with this transaction.

Response: In response to the Staff’s comment, the disclosure on pages 4 and 62 through 64 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Historical Financial Data of the Royalty Trust, page 12

14.	Please provide a pro forma statement of assets, liabilities and trust corpus to reflect the conveyance of the royalty interests to the Royalty Trust. In addition, provide us an analysis of the facts and accounting literature considered in your determination of the amount recorded. As part of your analysis, please address the party that is considered the transferor for accounting purposes, whether the conveyance is considered nonmonetary, whether the royalty interests should be recorded at fair value or book value, and any other aspects of the accounting considered pertinent.

Response: In response to the Staff’s comment, pages 15 and 16 of Amendment No. 1 have been revised to provide a pro forma statement of assets, liabilities and trust corpus to reflect the conveyance of the royalty interests to the Royalty Trust.

The royalty interests being conveyed to the Royalty Trust are being “carved out” of the mineral interests in MMR’s ultra-deep prospects to allow MMR stockholders to continue to participate in the potential future upside of these prospects. Section 2.1(a)(iii) of the Merger Agreement between FCX and MMR, provides that the shares of MMR common stock issued and outstanding immediately prior to the effective time of the merger would be converted automatically into and shall represent the right to receive $14.75 in cash, without interest, and 1.15 royalty trust units. As MMR shareholders will receive the right to receive the royalty trust units immediately prior to the effective time of the merger, and not subsequent thereto, the filing persons concluded that, for accounting purposes, MMR would be the transferor of the royalty interests to the Royalty Trust.

The filing persons also concluded that the conveyance of the royalty interests to the Royalty Trust would be a nonmonetary transaction, with the royalty interests measured at fair value. In reaching this conclusion, the filing persons considered guidance provided by Accounting Standards Codification (ASC) Topic 805, Business Combinations, and ASC Topic 845, Nonmonetary Transactions. Because common control does not exist and the Royalty Trust does not constitute a business, the filing persons concluded that the transaction would be accounted for as an asset acquisition under ASC Subtopic 805-50. Additionally, because the transfer of the royalty interests to the Royalty Trust by MMR is a transfer of asset in one direction (i.e., no consideration will be given to MMR by the Royalty Trust for the transfer of the overriding royalty interests) the filing persons consulted the guidance related to nonreciprocal transfers within ASC Topic 845. More specifically, the guidance provided in paragraph 845-10-30-1 states that “…a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recorded on the disposition of the asset.” In addition, paragraph 845-10-25-3 considers the recognition guidance for spinoffs or other distributions of loans receivable to shareholders and states that “…when an entity distributes loans receivable to its owners by forming a subsidiary, transferring those loans receivable to the subsidiary, and then distributing the stock of that subsidiary to shareholders of the parent, the transaction is not a spinoff because the subsidiary does not constitute a business. Rather, the transaction shall be considered a dividend-in-kind.” Further, the guidance in ASC 845-10-30-14 provides that “a dividend-in-kind recognized under paragraph 845-10-25-3 shall be measured initially at fair value by the entity and the recipient.” While the Royalty Trust will not be a subsidiary of MMR, the filing persons believe this guidance can be applied by analogy as the fact pattern was similar to the conveyance of royalty interests to the Royalty Trust. Based on the above analysis, the filing persons concluded that the conveyance of the royalty interests to the Royalty Trust would be initially measured at fair value by the Royalty Trust.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

The filing persons also concluded that for accounting purposes the fair value of the royalty interest being conveyed to the Royalty Trust would be derived from the actual number of royalty units issued and MMR’s closing price for its common stock immediately prior to the effective time of the merger. The disclosure on pages 15 and 16 of Amendment No. 1 provides the filing persons’ calculation of the pro forma fair value of the royalty interest based on the estimated number of royalty units to be issued and the closing price of MMR’s common stock on February 1, 2013.

Special Factors, page 14

Background of the Merger, page 14

15.	Refer to the following sentence on page 15: “James R. Moffett, FCX’s Chairman and MMR’s Co-Chairman and Chief Executive Officer, and James C. Flores, PXP’s Chairman and Chief Executive Officer, have periodically discussed the long-term strategic goals and objectives of each of FCX, MMR and PXP, including with respect to each of FCX’s and PXP’s investment in MMR’s securities.” Please revise your disclosure to clarify how long and in what capacities Mr. Moffett and Mr. Flores have been periodically engaging in such discussions.

Response: In response to the Staff’s comment, the disclosure on page 20 of Amendment No. 1 has been revised.

16.	We note your references throughout this section to PXP’s interest in MMR. Please disclose in greater detail the plans, proposals and negotiations between PXP and MMR. See Item 1006(c) of Regulation M-A. Also disclose whether the MMR special committee or board contemplated a strategic transaction with PXP in lieu of the proposed merger with FCX. If so, please disclose why such transaction was not pursued.

Response: In response to the Staff’s comment, the disclosure on page 22 of Amendment No. 1 has been revised.

17.	Please revise this section to disclose how, when and by whom the following terms were negotiated and determined:

•	the termination fees;

•	the subject interests for the Royalty Trust; and

•	the definition of “intervening events” with respect to the MMR board’s ability to change its recommendation

Response: In response to the Staff’s comment, the disclosure on pages 29 and 31 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

18.	For each of MMR and FCX, please state the reasons for the structure of the transaction and for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on pages 33 and 38 of Amendment No. 1 has been revised.

19.	Please identify “the FCX and MMR directors” referenced in the last paragraph on page 15 unless such reference is to all directors of FCX and MMR. If the reference is to all directors of FCX and MMR, please so state.

Response: In response to the Staff’s comment, the disclosure on page 21 of Amendment No. 1 has been revised.

20.	We note your disclosure at page 16 that the MMR board of directors determined on May 24, 2012 that it would be in the best interests of MMR and its shareholders to establish a special committee of directors comprised of two of the three independent directors of MMR. Please disclose why the third independent director was not appointed to the special committee.

Response: In response to the Staff’s comment, the disclosure on page 21 of Amendment No. 1 has been revised.

21.	Please revise to provide more detail regarding the six-month standstill provisions that were included in the confidentiality agreements executed by MMR on July 11, and July 16, 2012.

Response: In response to the Staff’s comment, the disclosure on page 22 of Amendment No. 1 has been revised.

22.	Please revise to provide more detail regarding the discussions from August 2012 through October 20, 2012 among the MMR special committee, Weil and Evercore with respect to developments regarding MMR’s Davy Jones No. 1 prospect and PXP’s recent acquisition of certain deep-water Gulf of Mexico assets.

Response: In response to the Staff’s comment, the disclosure on page 23 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

23.	Please revise to clarify why Mr. Moffett and three MMR geologists met with PXP representatives on August 14, 2012 to discuss PXP’s Gulf of Mexico exploration properties.

Response: In response to the Staff’s comment, the disclosure on page 23 of Amendment No. 1 has been revised.

24.	We note your disclosure that Mr. Moffett attended a portion of certain FCX special committee meetings for the purpose of discussing “issues related to the potential transaction.” Please revise to briefly describe such issues.

Response: In response to the Staff’s comment, the disclosure on page 24 of Amendment No. 1 has been revised.

25.	We note your disclosure regarding the deliberations by the MMR special committee on November 9, 2012 regarding the proposal by the FCX special committee with respect to the consideration to be offered to the MMR shareholders. Please describe whether the MMR special committee considered proposing that the MMR shareholders receive securities of FCX as part of the consideration. If so, please disclose why they determined not to pursue such alternative.

Response: In response to the Staff’s comment, the disclosure on page 25 of Amendment No. 1 has been revised.

26.	Refer to the following sentence on page 19: “The MMR special committee, Evercore and Weil also discussed the feasibility of MMR remaining independent given the strong likelihood that MMR would need to raise additional cash to fund future capital expenditures as soon as the end of the first quarter of 2013. The MMR special committee, Evercore and Weil agreed that, given MMR’s financing and standalone risks, the MMR special committee should consider entering into a potential transaction with FCX.” Please expand your disclosure to provide more detail regarding such financing and standalone risks. As an example only, please quantify the amount of additional capital MMR needed so that investors can more fully evaluate the financing and standalone risks considered.

Response: In response to the Staff’s comment, the disclosure on pages 25 and 30 of Amendment No. 1 has been revised.

27.	Refer to the following sentence on page 20: “Based on discussions with the advisors regarding MMR and the market, the MMR special committee and Evercore identified two large oil and gas companies, referred to as Party A and Party B, that might be interested in a transaction with MMR.” Please describe how Evercore selected these companies.

Response: In response to the Staff’s comment, the disclosure on page 26 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

28.	We note your disclosure regarding the proposals between the parties regarding the option of MMR shareholders to elect to increase the number of units they would receive for each share of MMR common stock, with a decrease in the cash component of their consideration. However, we note that this is not a component of the consideration being offered to the MMR shareholders. Please revise to clarify why, when and by whom it was determined not to include this option for MMR shareholders.

Response: In response to the Staff’s comment, the disclosure on page 27 of Amendment No. 1 has been revised.

29.	Refer to the following sentence on page 21: “After discussion, the MMR special committee authorized Evercore to respond to Credit Suisse on the terms of the royalty trust units by proposing, among other things, a 25-year term and a $12 call price after the expiration of a five-year no call period.” Please discuss in greater detail the reasons for the committee’s determination.

Response: In response to the Staff’s comment, the disclosure on page 28 of Amendment No. 1 has been revised.

30.	Please provide more detail regarding the items discussed at the November 26, 2012 meeting of Evercore and Weil with Messrs. Moffett and Adkerson, and the MMR special committee.

Response: In response to the Staff’s comment, the disclosure on page 28 of Amendment No. 1 has been revised.

31.	Please briefly describe the information conveyed by MMR in its November 26, 2012 press release.

Response: In response to the Staff’s comment, the disclosure on page 28 of Amendment No. 1 has been revised.

32.	We note your disclosure at page 23 that at the December 2, 2012 meeting, Evercore reviewed and discussed with the MMR special committee available alternatives outside of the proposed merger, including the implications of continuing as a standalone entity. Please describe in more detail such “available alternatives” and the “implications of continuing as a standalone entity” discussed, as well as how such items impacted the MMR special committee’s determination to not require a superior proposal termination right.

Response: In response to the Staff’s comment, the disclosure on page 30 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

33.	Please revise to provide more detail regarding the discussions held on December 3, 2012 by the FCX special committee and Messrs. Moffett, Adkerson and Flores regarding the roles that each of them would play in the combined company after the transaction.

Response: In response to the Staff’s comment, the disclosure on page 30 of Amendment No. 1 has been revised.

34.	We note your disclosure that on December 4, 2012 the MMR special committee discussed the risks and benefits of not being able to terminate the merger agreement in response to a superior proposal. Please revise to briefly describe such risks and benefits discussed.

Response: In response to the Staff’s comment, the disclosure on page 31 of Amendment No. 1 has been revised.

35.	We note that certain directors recused themselves from the vote for approval of the transaction by the boards of directors of FCX and MMR. Please indicate, if known, the reasons for such recusal.

Response: In response to the Staff’s comment, the disclosure on page 32 of Amendment No. 1 has been revised.

MMR’s Reasons for the Merger…, page 26

36.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant in assessing the fairness of the consideration in a proposed going- private transaction. To the extent that any factor is not relevant here, was not considered by the filing persons, or was considered but given little weight, that may itself be an important part of the decision-making process that should be described for shareholders. As to each of the Instruction 2 factors not already addressed, please describe whether and how MMR considered each in reaching its fairness determination. To the extent a particular factor was not considered or was considered but given little weight, please explain why. Do the same for each additional filing person on the Schedule 13E-3 (including those you add as a result of our comments) in an appropriate part of the proxy statement/prospectus.

Response: In response to the Staff’s comment, the disclosure on page 34 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

37.	For each filing person on the Schedule 13E-3 including any filers you add as a result of these comments, please address how each considered the conflicts of interests arising as a result of the affiliation between the parties to the merger as well as PXP in addressing the procedural and substantive fairness of the proposed merger.

Response: In response to the Staff’s comment, the disclosure on pages 34 and 37 of Amendment No. 1 has been revised.

38.	Please describe the “other measures to create value and the risks associated with executing such strategic alternatives” which caused the parties to favor the proposed transaction. See Item 1013(b) and (c) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 33 of Amendment No. 1 has been revised.

39.	Please describe the “various strategic alternatives available to MMR” that the special committee and board considered, and clarify why such alternatives were rejected. See Item 1013(b) and (c) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 33 of Amendment No. 1 has been revised.

Position of FCX as to the Fairness of the Merger and Purpose of the Merger, page 28

40.	Revise the caption of this subsection to reflect the fact that it address the positions of Merger Sub and FCX Preferred as well as FCX.

Response: In response to the Staff’s comment, the disclosure on page 36 of Amendment No. 1 has been revised.

41.	For FCX and any additional filing persons you may add on the Schedule 13E-3 as a result of our comments, please describe the effects of the merger on such persons. See Item 1013 of Regulation M-A and, in particular, Instruction 3 to that Item.

Response: In response to the Staff’s comment, the disclosure on pages 39 through 40 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

42.	We note that the selected transactions analyses by FCX and MMR’s respective fairness advisors differed. That is, the Evercore analysis suggested a lower implied per share range than did the Credit Suisse analysis. In this section and the section discussing the analysis of MMR with respect to the fairness of the proposed merger, describe how each filing person considered this in arriving at its fairness determination.

Response: In response to the Staff’s comment, the disclosure on pages 35 and 37 of Amendment No. 1 has been revised.

43.	See our last comment above. Similarly, as to the different values attributed to the value of the Royalty Trust units in the Credit Suisse presentation materials of December 3, 2012 and the Evercore presentation materials of December 4, 2012, explain how this was considered by each filing person on the Schedule 13E-3 in assessing the fairness of this going-private transaction.

Response: In response to the Staff’s comment, the disclosure on pages 35 and 38 of Amendment No. 1 has been revised.

44.	Refer to the first paragraph of this section, where FCX, Merger Sub and FCX Preferred state that the merger is fair based in part on a reference to the factors considered by the MMR Board and listed in the section beginning on page 26. FCX, Merger Sub and FCX Preferred must describe how they considered and analyzed those factors, or alternatively must adopt the analysis of MMR as described the referenced section. Please revise.

Response: In response to the Staff’s comment, the disclosure on page 36 of Amendment No. 1 has been revised.

45.	We note your statement that neither FCX, Merger Sub nor FCX Preferred participated in the deliberations of MMR’s special committee or board of directors regarding, or received advice from MMR’s legal advisors or financial advisors as to, the fairness of the proposed merger. Such statement does not appear to take into account the overlaps between the officers and directors of FCX and MMR. Please revise.

Response: In response to the Staff’s comment, the disclosure on page 36 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

46.	We note your disclosure at page 29 that FCX, Merger Sub and FCX Preferred believe that the merger is procedurally fair to the unaffiliated shareholders of FCX. However, the factors described appear to relate to the fairness of the transaction to the shareholders of MMR. Please advise or revise.

Response: In response to the Staff’s comment, the disclosure on page 37 of Amendment No. 1 has been revised.

Certain Information Prepared by the Management of MMR, page 31

47.	Please confirm that the projected data that appears in this section reflects all of the non- public financial forecasts and figures provided to the named financial advisors by MMR. As an example only, the current disclosure references information about “unrisked resource potential” but it is not clear that such information is presented in this section. Please revise or advise.

Response: In response to the Staff’s comment, the disclosure on pages 41 through 42 of Amendment No. 1 has been revised.

48.	Please disclose all material assumptions used in the model estimates described in the first chart on page 31. In addition, disclose the material limitations on such assumptions.

Response: In response to the Staff’s comment, the disclosure on pages 41 through 42 of Amendment No. 1 has been revised.

49.	Under the subheading “Ultra Deep Drilling and Development activities,” you present only what you describe as a “base case” for future ultra-deep well drilling. Revise to provide several alternate case scenarios, to the extent that these additional projections were provided to the financial advisors.

Response: In response to the Staff’s comment, the disclosure on pages 41 through 42 of Amendment No. 1 has been revised.

50.	Please disclose the NYMEX forward curve pricing as of October 26, 2012 that was used in the model results provided in the second chart on page 31.

Response: In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 1 has been revised.

51.	We note the disclaimer in the last paragraph of this section on page 32, to the effect that you do not intend to revise the MMR models even if any or all of the underlying assumptions are no longer appropriate due to future developments. Please revise to note that you will update the disclosure concerning the assumptions themselves however, if information becomes available indicating that such assumptions are no longer valid.

Response: In response to the Staff’s comment, the disclosure on page 43 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

52.	Please provide us with the petroleum engineering/geological reports you used as the basis for the disclosure of: “Internal estimates of production volumes and revenues based on production from existing fields”; and “Ultra Deep Drilling and Development activities”. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

a) One-line recaps in spread sheet format for each property sorted by field within each reserve and resource category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each reserve and resource category;

c) Individual income forecasts the “unrisked resource potential” attributed to all 20 of the Trust’s “subject interests”;

d) Technical exhibits (e.g. narratives with maps, well log interpretations, volumetric calculations, analogy well performance) for each of the three largest volumes of unrisked resource potential you have attributed to the subject interests.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: In response to the Staff’s comment, the requested materials have been submitted under separate cover. While individual income forecasts of the “unrisked resource potential” attributed to all 20 of the Trust’s “subject interests” is not available, MMR prepared an unrisked financial model (included in the materials being provided under separate cover) for the ultra-deep interests. The results of this model are summarized beginning on page 41. MMR provided access to all of these materials and associated seismic data to the MMR special committee and its financial advisor, Evercore, which performed its own independent analysis.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Opinion of Financial Advisor to the MMR Special Committee, page 33

53.	Please briefly explain the concepts of “unrisked resource potential,” developing “risking assumptions,” and “risked resources.”

Response: The term “resource potential” refers to estimated ranges of recoverable oil and gas volumes, assuming such volumes can be discovered and developed. The term “unrisked resource potential” refers to the portion of resource potential that cannot be classified as proved, probable or possible reserves. “Risking assumptions” are industry standard geologic and mechanical methodologies that estimate the probability of success for discovering oil and gas volumes that can be recovered. “Risked resources” refers to the application of those industry standard risking assumptions to the unrisked resource potential.

54.	Please expand your disclosure regarding the selection of the peer group companies and Cobalt International Energy, Inc. for the peer group trading analysis. For example, please disclose why Evercore deemed them to be comparable. Please also disclose whether any comparable companies were excluded from the analysis and, if so, the reasons for making such exclusions.

Response: In response to the Staff’s comment, the disclosure on page 47 of Amendment No. 1 has been revised.

55.	We note your disclosure regarding the selection of precedent transactions. Tell us whether any additional transactions fit within these criteria but were not analyzed or were analyzed but not included in the report, and if so, why not. In addition, we note your reference to the selection of transactions “involving companies that Evercore deemed to have certain characteristics that are similar to those of MMR.” Please expand your disclosure to briefly disclose such characteristics.

Response: In response to the Staff’s comment, the disclosure on pages 48 through 49 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

56.	Please also identify each of the transactions analyzed, including the parties involved and the dates the transactions were announced.

Response: In response to the Staff’s comment, the disclosure on pages 49 through 50 of Amendment No. 1 has been revised.

57.	It appears that you have excluded from your discussion the discounted cash flow analysis reflected in the Appendix to Evercore’s presentation materials dated December 4, 2012, filed as Exhibit (c)-4 to the Schedule 13E-3. Please expand your discussion to include this analysis, or tell us why you determined to exclude it.

Response: The discounted cash flow analysis included in the Appendix to Evercore’s presentation materials dated December 4, 2012, filed as Exhibit (c)-4 to the Schedule 13E-3, was based on the unrisked financial forecasts provided to Evercore by MMR. Unlike the net asset valuation analysis, which is performed on a prospect-by-prospect basis, the discounted cash flow analysis does not incorporate risking assumptions related to the nature of the assets. Therefore, Evercore did not believe the discounted cash flow analysis to be an appropriate analysis, given Evercore’s determination (after discussion with the technical employees and staff of MMR) that it was unlikely that MMR would be successful on all of its future drilling opportunities as set forth in the unrisked forecasts provided to Evercore by MMR. The analysis was included in the appendix of the presentation materials for completeness but was not taken into account in Evercore’s determination of fairness.

58.	Refer to page 1 of Evercore’s presentation materials dated December 4, 2012, filed as Exhibit (c)-4 to the Schedule 13E-3. Please tell us why you have not disclosed such implied value in the proxy statement/prospectus, or the related analysis by the fairness advisor to calculate such value.

Response: In its analysis of the royalty trust units and as further explained in its disclosure, Evercore applied industry standard geologic and mechanical risking assumptions to MMR’s deep and ultra-deep assets. Evercore included a calculation of the implied equity value range of the royalty trust units in its disclosure. To calculate implied transaction equity and transaction enterprise values, Evercore selected a value for the royalty trust units based on the midpoint of the per royalty trust unit value of the Royalty Trust at a 10% discount rate and an 11% discount rate, which is further explained in footnote (1) on page 1 of the presentation materials. The disclosure has been expanded to reference this midpoint implied valuation. Evercore did not include a summary of its unrisked analysis of the royalty trust units because Evercore did not view this analysis was appropriate in calculating the value of the royalty trust units. In response to the Staff’s comment, the disclosure on page 51 of Amendment No. 1 has been revised.

59.	Refer to the disclaimer under “Miscellaneous” on page 40 stating that “the foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore.” All material financial analyses performed by the fairness advisor should be described in reasonable detail so as to make the information provided complete. See Item 1015 of Regulation M-A. Please revise here and as appropriate throughout the proxy statement/prospectus.

Response: In response to the Staff’s comment, the disclosure on page 52 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

60.	Please clarify the portion of Evercore’s fee that is contingent on successful completion of the transaction. In that regard, we note that the opinion indicates that the advisor will be entitled to receive a success fee if the merger is consummated. In all applicable places in your proxy statement/prospectus, please revise any references to the advisor’s fairness opinion and analyses to address this contingent payment.

Response: In response to the Staff’s comment, the disclosure on pages 52 through 53 of Amendment No. 1 has been revised.

Opinion of Financial Advisor to the FCX Special Committee, page 41

61.	Prominently disclose in this section and throughout the proxy statement/prospectus, as applicable, that the Credit Suisse fairness opinion is directed to the fairness of the transaction to FCX, rather than to shareholders of MMR. Describe how the two shareholder bases (MMR’s shareholders versus FCX’s) differ with respect to the fairness of the consideration in the proposed merger.

Response: In response to the Staff’s comment, the disclosure on pages 2 through 3, 36 and 53 of Amendment No. 1 has been revised.

62.	We note your disclaimer on pages 2 and 42 that your summary of the Credit Suisse opinion is qualified in its entirety by reference to the full text of the opinion. Please revise to remove the implication that the summary is not complete. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. The same comment applies to the disclaimers with respect to the description of the law pertaining to appraisal rights (page 64), the summary of the material terms and provisions of the merger agreement (page 80), the description of the amended and restated trust agreement (page 97), the description of the support agreement (page 101), and the summary of the material differences between the rights of MMR shareholders and beneficiaries under the Royalty Trust (page 120).

Response: In response to the Staff’s comment, the disclosure on pages 2 through 3 and 53 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Board and Management After the Merger, page 51

63.	Please disclose whether there are any employment arrangements or understandings with respect to the current directors and executive officers of MMR following completion of the merger. For example, we note your disclosure on page 24 that on December 3, 2012, “the FCX special committee held a meeting that Messrs. Moffett, Adkerson and Flores, at the invitation of the FCX special committee, also attended to discuss the roles that each of them would play in the combined company after a transaction.”

Response: In response to the Staff’s comment, the disclosure on page 65 of Amendment No. 1 has been revised.

Material U.S. Federal Income Tax Consequences of the Merger, page 51

Royalty Trust Units Treated as Mineral Royalty Interests, page 57

64.	We note your disclosure that counsel is unable to express any opinion with respect to the availability or extent of percentage depletion deductions to the Royalty Trust unitholders for any taxable year. Please add related risk factor disclosure.

Response: In response to the Staff’s comment, the disclosure on pages 87 through 88 of Amendment No. 1 has been revised.

Legal Proceedings, page 67

65.	Please provide us with a copy of each of the complaints filed in connection with the proposed merger between FCX and MMR, including any amended or consolidated complaints.

Response: In response to the Staff’s comment, the requested materials have been submitted under separate cover.

66.	Please briefly describe the factual basis alleged to underly the allegations of breach of fiduciary duties by the MMR board in the actions challenging the merger that were filed on behalf of MMR shareholders.

Response: In support of the contention that members of the MMR board of directors breached their fiduciary duties to MMR stockholders, the complaints filed on behalf of MMR stockholders allege, among other things, that: (1) the directors are recommending that MMR stockholders cash out their shares for insufficient consideration; (2) the directors will purportedly benefit from the future performance of MMR’s assets through their existing interests in FCX and additional interests in FCX that they will obtain under the merger agreement by having their outstanding MMR stock options and RSUs converted into options to purchase FCX common stock and FCX RSUs, respectively; (3) the MMR directors improperly failed to enforce, or use as leverage during negotiations, standstill provisions in certain agreements with FCX and PXP and certain supermajority vote requirements in the MMR Certificate of Incorporation; (4) certain provisions of the merger agreement, including provisions that make shareholder approval of the merger more likely, impinge on, or impermissibly restrict, the fiduciary duties of MMR directors; and (5) the Royalty Trust S-4 omits material information. The MMR and FCX defendants in these lawsuits believe that the lawsuits are without merit and intend to defend vigorously against them.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

Risk Factors, page 70

The value of the royalty trust units to be received as a portion of the merger consideration is uncertain, page 72

67.	We note your reference to greater risks and costs associated with the exploration and development of the subject interests. Please revise your filing to briefly describe such greater risks and costs. In addition, please discuss such risks in the context of the efforts to date to drill, complete and obtain a measurable flow rate with respect to such interests.

Response: In response to the Staff’s comment, the disclosure on page 86 of Amendment No. 1 has been revised.

The opinion obtained by the MMR special committee from its financial advisor…page 71

68.	Refer to the following sentence on page 71: “Changes in MMR’s operations, prospects, general market and economic conditions and other factors that may be beyond the control of MMR, and on which the fairness opinions were based, may significantly alter the value of MMR or the prices of shares of MMR common stock by the time the merger is completed.” Please revise this risk factor to clarify that because the merger consideration is fixed, MMR shareholders will not realize any increase in the merger consideration if the trading price of MMR common stock increases during the pendency of the transaction.

Response: In response to the Staff’s comment, the disclosure on page 84 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

The Companies, page 78

69.	We note your disclosure that MMR was incorporated under the laws of the State of Delaware in 1998. Please briefly explain the historical link between the companies prior to the incorporation of McMoRan Exploration Co. in 1998, including the spin-off of McMoRan Exploration Co.’s predecessor from FCX in 1994. Also disclose the involvement of Messrs. Moffett and Adkerson in the spin-off.

Response: In response to the Staff’s comment, the disclosure on pages 6 and 92 of Amendment No. 1 has been revised.

Cautionary Statement Regarding Forward-Looking Statements, page 77

70.	We note your statement that the risks and uncertainties identified in this proxy statement/prospectus are not intended to represent an exhaustive list of the risks and uncertainties relating to the merger. Please disclose all material risks related to the merger, and remove any implication that you have not done so.

Response: In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised.

The Merger Agreement, page 80

71.	Please revise to clarify the significance of the items denoted on pages 83 and 84 with an “*.” In that regard, it is not clear whether or not those items would be deemed a material adverse effect to the extent having a material disproportionate effect on MMR and its subsidiaries, relative to other similarly situated companies in the industries in which MMR and its subsidiaries operate.

Response: In response to the Staff’s comment, the disclosure on page 98 of Amendment No. 1 has been revised.

Proposals to Be Considered at the MMR Special Meeting, page 106

The Charter Amendment Proposal (Item 1 on the Proxy Card), page 106

72.	Please revise this section to clarify the purpose and effect of the proposed amendment to the certificate of incorporation of MMR. For instance, describe the purpose and mechanics of Article VII of your charter in order to clarify the context of the amendment proposal. Clarify, if true, that without the amendment the proposed merger would trigger Article VII, and disclose what approval is required for a business combination that does not trigger Article VII.

Response: In response to the Staff’s comment, the disclosure on page 120 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

73.	We note your disclosure regarding the determination of the MMR board of directors “in an attempt to align the interests of the majority of the disinterested stockholders with the requisite vote requirement for the merger.” Please revise to clarify what this means.

Response: In response to the Staff’s comment, the disclosure on page 121 of Amendment No. 1 has been revised.

Description of the Royalty Interests, page 112

74.	Refer to the second paragraph in this section. Revise to more clearly explain the concept of an overriding interest and what rights it does and does not confer on royalty owners. Avoid technical terms (i.e., working interest) or define them in simple language. Also, explain when other working interest owners would have the right to participate in drilling and other operations on the subject interests and when the overriding interest would not cover resulting production.

Response: In response to the Staff’s comment, the disclosure on page 126 of Amendment No. 1 has been revised.

Description of the Royalty Interests, page 112

75.	Please provide the disclosures required by Items 1205, 1206 and 1208 of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on pages 128 through 131 of Amendment No. 1 has been revised.

76.	Refer to the following sentence on page 113: “The 5% gross overriding royalty interest in hydrocarbons saved and produced from the subject interests will burden MMR’s current leasehold interests associated with such prospects, as well as any leasehold interests associated with such prospects which MMR was in the process of acquiring as of the date of the merger agreement and which are acquired by MMR on or before December 5, 2017.” For each of the subject interests, please disclose MMR’s current leasehold interest and identify the operator of the underlying property.

Response: In response to the Staff’s comment, the disclosure on page 128 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

77.	We note your disclosure that the 5% gross overriding royalty interest “will be proportionately reduced to the extent MMR does not own 100% of the working interest.” Please quantify how it will be reduced for each of the current subject interests.

Response: In response to the Staff’s comment, the disclosure on page 128 of Amendment No. 1 has been revised.

Related Party Transactions, page 118

FCX and PXP 2010 Transactions, page 118

78.	Please identify the directors of MMR who were nominated and elected pursuant to the FCX stockholder agreement.

Response: In response to the Staff’s comment, the disclosure on page 136 of Amendment No. 1 has been revised.

Exhibits

79.	Please revise Annex A to include a list briefly identifying the contents of all omitted schedules to the Agreement and Plan of Merger. See Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page A-64 of Amendment No. 1 has been added.

80.	Please re-number the opinion of Weil, Gotshal & Manges LLP regarding tax matters to indicate that it is being filed pursuant to Item 601(b)(8) of Regulation S-K, not Item 601(b)(5).

Response: In response to the Staff’s comment, the disclosure on page II-1 of Amendment No. 1 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

81.	Please file the master conveyance agreement referenced in the Term Sheet for Overriding Royalty Interests that is provided at page A-61.

Response: In response to the Staff’s comment, the master conveyance agreement has been added to the exhibit list on page II-1 of Amendment No. 1 and will be filed with a subsequent amendment when it becomes available.

82.	Refer to the following language in Exhibit 99.3: “…we hereby disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933….” Please obtain and file a revised consent that does not include this disclaimer. Please refer to Securities Act Section 7(a).

Response: In response to the Staff’s comment, a revised consent from Evercore without a disclaimer has been filed as exhibit 99.3 to Amendment No. 1.

*        *        *         *        *        *

H. Roger Schwall

United States Securities and Exchange Commission

February 8, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro
Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.
John Amato, McMoRan Exploration Co.
Michael Aiello, Weil, Gotshal & Manges LLP